OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

2013 DRILLING COMPLETED at Miranda Gold’s Angel Wing Project intersects 45 ft of 0.076 oz Au/ton

Vancouver, BC, Canada –September 30, 2013 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), Miranda's funding partner at Angel Wing, completed its 2013 drill program. Ramelius drilled five reverse circulation (RC) holes totaling 4,050 ft (1,234.4 m) that further tested geophysical targets beneath volcanic cover. The strongest gold intercept was in hole AW13-05 with 45 ft of 0.076 oz Au/ton containing 5 ft of 0.210 oz Au/ton (13.7 m of 2.608 g Au/t containing 1.5 m of 7.2 g Au/t). Angel Wing is an epithermal vein and sediment-hosted gold project in northeast Elko County, Nevada. Although the results are encouraging, Ramelius has decided pull out of the Earn In Agreement with Miranda.

During 2013, Ramelius drilled three holes in the vicinity of a doughnut-shaped aeromagnetic anomaly approximately 1,200 ft (400 m) in diameter at the Grass Hollow target, one hole into another magnetic low approximately 2,500 ft (760 m) to the east-northeast of Grass Hollow, and one hole into a north-trending resistivity high about 1,200 ft (365 m) northeast of Grass Hollow. All holes intersected gold at grades above 0.1 g Au/t and the two holes on the west side of the Grass Hollow magnetic anomaly intersected gold grades above 0.1 oz Au/ton (above 3.43 g Au/t). The gold is hosted primarily in decalcified or silicified silty limestone near its contact with overlying conglomerate.

The following table summarizes the six Grass Hollow holes with the longest or strongest gold intercepts and includes the 2013 holes with gold grades above 0.01 oz Au/ton (above 0.343 g Au/t).

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Au	Interval (m)	Length (m)	Grade (g/t) Au
AW12-05	640-685	45	0.010	195.1-208.8	13.7	0.356
	730-795	65	0.030	222.5-242.3	19.8	1.016
contains	745-755	10	0.100	227.1-230.2	3.0	3.44
AW12-06	740-940	200	0.018	225.6-286.5	61.0	0.610
contains	775-780	5	0.413	236.2-237.7	1.5	14.15
AW12-08	815-905	90	0.019	248.4-275.8	27.4	0.652
contains	815-835	20	0.061	248.4-254.5	6.1	2.093
AW12-12	855-875	20	0.112	260.6-266.7	6.1	3.828
contains	865-870	5	0.309	263.7-265.2	1.5	10.60
AW13-01	805-815	10	0.139	245.4-248.4	3	4.765
contains	805-810	5	0.193	245.4-246.9	1.5	6.630
AW13-05	810-855	45	0.076	246.9-260.6	13.7	2.608
contains	825-830	5	0.210	251.5-253.0	1.5	7.200
and contains	845-855	10	0.139	257.6-260.6	3	4.760
Original data are in feet and ppm (g Au/t). True thickness of the gold intercepts are estimated to be 90% of the down hole intersections.

Grass Hollow and vicinity are underlain by a downward succession of Tertiary rhyolitic tuffs, Tertiary conglomerate, and Triassic limestone. Principal gold mineralization is in the upper 200 ft (61.0 m) of the limestone, where it is associated with decalcification and pervasive silicification. Anomalous arsenic, antimony, and mercury extend upward into the conglomerate and tuffs.

To date, Ramelius has drill-tested nine target areas with a total of 37 holes aggregating 22,046 ft (6,719.6 m).

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada. Project area stratigraphy from youngest to oldest is a) Tertiary felsic volcanic units, b) Tertiary conglomerate, and c) Triassic limestone. Work previous to that of Ramelius' consisted of geologic mapping, soil and rock sampling, a gravity survey, and RC drilling. Gold values from 0.1 to 94 g Au/t in rock chips occur in an area about 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide. Rock samples of altered and quartz-calcite-veinlet stockworked limestone and conglomerate contain up to 0.045 oz Au/ton (1.530 g Au/t). High gold value rock-chip samples with 0.29 to 2.7 oz Au/ton (10 to 94 g Au/t) occur in steeply dipping quartz-calcite-adularia veins with distinctive "angel wing" textures within the limestone. Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.048 oz Au/ton over 50 ft (1.643 g Au/t over 15.2 m) in drill hole DC-7. Since 2010, Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys, three core holes, and 34 RC holes.

Agreement

On September 17, 2010, Miranda signed an agreement with Ramelius whereby Ramelius could earn a 70% interest in Agnel Wing by expending US$4,000,000 over five years (the “Initial Earn-in”). Ramelius has met the US$2,000,000 expenditure requirement to September 17, 2013 and has given notice that they will withdraw from the agreement affective October 5, 2013. Miranda intends to seek a new partner to conduct additional drilling at the Grass Hollow target

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico Eagle Mining Limited, Montezuma Mines Inc., Prism Resources Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.